SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential PLC

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 275,000 Ordinary shares of 5p each (“shares”) to be admitted to the Official List.

It is expected that the application will be granted on 2 June 2008 and that admission will take place on 3 June 2008.

These shares are being reserved under a block listing and will be issued as a result of the exercise of share awards pursuant to the following scheme:

Scheme	Shares
Prudential International Savings Related Share Option Scheme	275,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

Name of contact & telephone numbers for queries:

Group Secretariat

Jennie Webb 020 7548 2027

Susan Henderson 020 7548 3805

NOTE:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON
Susan Henderson
Deputy Group Secretary